EXHIBIT 12.1

PSEG POWER LLC

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$598	$854	$1,687	$1,914	$1,958	$1,711	$1,590
Fixed Charges	80	107	208	238	221	210	193
Capitalized Interest	(6)	(3)	(10)	(62)	(43)	(31)	(23)

Total Earnings	$672	$958	$1,885	$2,090	$2,136	$1,890	$1,760

Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$79	$105	$205	$235	$219	$208	$192
Interest Factor in Rentals	1	2	3	3	2	2	1

Total Fixed Charges	$80	$107	$208	$238	$221	$210	$193

Ratio of Earnings to Fixed Charges	8.40	8.95	9.06	8.78	9.67	9.00	9.12

(A)	The term “earnings” shall be defined as pre-tax Income from Continuing Operations. Add to pre-tax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense and (c) an estimate of interest implicit in rentals.